September 1, 2010

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20249

Attention:	Ms. Maryse Mills-Apenteng, Special Counsel Katherine Wray, Staff Attorney

Re:	IceWEB, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1
Filed July 26, 2010
File No. 333-167501

Form 10-K for the fiscal year ended September 30, 2009
Filed December 29, 2009, as amended July 15, 2010
Forms 8-K/A
Filed July 20, 2010
File No. 000-27865

Ladies and Gentlemen:

In response to the staff’s letter of August 13, 2010 issuing follow-up comments on the above-referenced registration statement, concurrently the Company has filed Amendment No. 2 to the Form S-1 containing the following revisions as well as updated financial information reflective of our third quarter ended June 30, 2010.  Below are the Company’s responses to such comments, which such responses are numbered consistent with the staff’s numbered comments in the August 13, 2010 letter.  Under separate cover we have provided Ms. Wray with a courtesy copy of Amendment No. 2, as filed, marked to show all changes and keyed to the responses.

Amendment No. 1 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1.
We note the disclosure added to this section in response to prior comment 1.  It remains unclear from the revised disclosure whether management reasonably expects that the company will have sufficient capital to meet its capital requirements for the next 12 months.  On the one hand, you state that the proceeds from the private offering in April and May 2010 will “substantially allow [you] to fund [y]our planned operations and obligations for the next twelve months”; however, on the other hand, you state that you “expect that [y]our capital resources will be adequate to fund [y]our current level of operations” only into the fiscal third quarter of 2011, which we note will begin April, 2011.  As previously requested, revise to state clearly the minimum amount of time that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources, and provide support for your belief that you will be able to meet your capital requirements for this amount of time.  In this regard, please explain your assertion that you believe that the approximately $2.1 million in proceeds received from your recent private offering will allow you to fund your planned operations for the next twelve months, given the company’s reported negative working capital of approximately $2.5 million as of March 31, 2010 and its recent “cash burn rate,” which you indicate was approximately $715,000 for the quarter ended March 31, 2010.  In addition, quantify the anticipated costs and amount of additional capital that will be needed, if any, in order to fund the company’s projected operations and satisfy its obligations for a minimum of 12 months from the date of the prospectus.

22900 Shaw Road, Suite 111 • Sterling, Virginia 20166 • Tel. (571) 287-2380 • Fax (571) 287-2396 • www.iceweb.com

Response to Staff Comment #1

We have revised the disclosure in Amendment No.2 to the S-1 as part of our disclosures regarding our liquidity and capital resources in Managment’s Discussion and Analyis of Financial Conditon and Results of Operations to clearly indicate that our existing working capital is not sufficient for our needs for the next 12 months and that we will need to raise additional capital.  Please see pages 28 and of Amendment No. 2.

Please see page 28 of Amendment No. 2.

Certain Relationships and Related Transactions, page 45

2.
You disclose that the company has not been party to any transactions with related persons since the beginning of fiscal 2009 in an amount exceeding $120,000.  Please be advised that Item 404(d) of Regulation S-K requires smaller reporting companies to disclose the information required by Item 404(a) for any transaction “in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed fiscal years.”  In addition, note that Form S-1 registration statements are required to provide Item 404 disclosure for the registrant’s past three fiscal years and subsequent period. See Instruction 1 to Item 404.  Please review your disclosure accordingly.

Response to Staff Comment #2

We note your comment and have revised this disclosure accordingly
Please see page 45 of Amendment No. 2.

Item 15. Recent Sales of Unregistered Securities, page II-4

22900 Shaw Road, Suite 111 • Sterling, Virginia 20166 • Tel. (571) 287-2380 • Fax (571) 287-2396 • www.iceweb.com

3.
We note the revisions made to this section in response to prior comment 5.  As your disclosure indicates that you relied on the exemption provided by Section 4(2) of the Securities Act for the issuance of 18,715,000 shares of common stock during fiscal 2009 upon the exercise of options under your stock option plan, please clarify whether the purchasers were accredited or sophisticated with access to information; or otherwise revise as appropriate to specify the exemption relied upon for these issuances and to state briefly the facts relied upon to make such exemption available.

Response to Staff Comment #3

The issuance noted of 18,715,000 shares was inadvertently described and included under Item 15. Recent Sales of Unregistered Securities.  This transaction is actually related to the issuance of shares for the exercise of common stock options issued under our 2000 Management and Director Equity Incentive and Compensation Plan, and were therefore registered under an effective S-8.  This item has been removed from the list of recent sales of unregistered securities.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 9A(T). Controls and Procedures, page 53

4.
Your response to prior comment 7 advises that you failed to disclose in your Forms 10-Q for the quarters ended December 31, 2009 and March 31, 2010 certain remediation efforts that were taken during these quarters that you believe resulted in management’s ability to conclude that the company’s disclosure controls and procedures were effective as of the end of each of these quarters.  Please tell us how you concluded that no amendment to either of these Forms 10-Q was necessary, given the apparent omission of disclosure required by Item 308T(b) of Regulation S-K with respect to changes in internal control over financial reporting that occurred during the applicable quarter.

Response to Staff Comment #4

We have filed an amended Form 10Q for the quarter ended December 31, 2009 and an amended Form 10-Q for the quarter ended March 31, 2010, each of which discloses the remediation efforts taken during these quarters that resulted in management’s conclusion that the Company’s disclosure controls and procedures not effective at December 31, 2009 but were effective at March 31, 2010.

5.
We refer to the sample disclosure for your Form 10-Q for the quarter ended June 30, 2010 provided in your response to prior comment 7.  Please clarify specifically when the remediation efforts you describe were implemented.  Further, please revise the paragraph captioned “Changes in internal control over financial reporting” to identify clearly any changes to internal control over financial reporting that occurred or were on-going during the three months ended June 30, 2010, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, rather than stating that ‘other than the changes… described earlier” there were no such changes.  If there were no such changes during the three months ended June 30, 2010, this paragraph should so state and should not reference changes made in prior quarters.

22900 Shaw Road, Suite 111 • Sterling, Virginia 20166 • Tel. (571) 287-2380 • Fax (571) 287-2396 • www.iceweb.com

Response to Staff Comment #5

The remediation efforts described in our response to prior comment 7 were implemented beginning during the latter half of our first fiscal quarter ended December 31, 2009.  We implemented additional policies and processes to address the weakness identified over the analysis and calculation of stock option expense, which improved the internal control over financial reporting in this area.  The implementation of these new procedures continued into our fiscal second quarter ended March 31, 2010.

In addition, in our fiscal second quarter ended March 31, 2010 we hired a director of operations and implemented enhanced procedures and review of our inventory management process, which strengthened the internal control over financial reporting.

Management concluded that the controls, accuracy and timeliness of reporting which resulted from these changes was sufficient to conclude that the company’s disclosure controls and procedures were effective at the end of each of these quarters.

The amendments to our Forms 10-Q for the periods ended December 31, 2009 and March 31, 2010 contain revised disclosure which clearly identifies the changes to internal controls during each period.  In addition, our Form 10-Q for the period ended June 30, 2010 includes disclosure which explains how these changes were made in prior periods leading to our ability to conclude that our disclosure controls and procedures were effective at June 30, 2010.  As set forth therein, there were no additional changes in internal control over financial reporting during the quarter ended June 30, 2010.

We trust the foregoing sufficiently responds to the staff’s comments.

If you have any questions regarding the foregoing, please call the undersigned at (571) 287-2405 or John R. Signorello at (571) 287-2386.

Very truly yours,
/s/ Mark B. Lucky
Mark B. Lucky

cc:	Mitch Pruzansky, Partner, Sherb and Co., LLP James M. Schneider, Esq., Schneider Weinberger & Beilly LLP

22900 Shaw Road, Suite 111 • Sterling, Virginia 20166 • Tel. (571) 287-2380 • Fax (571) 287-2396 • www.iceweb.com